[Reference Translation]
April 27, 2011
To Whom It May Concern:
Company Name: Hino Motors, Ltd. Name and Title of Representative:
Yoshio Shirai, President (Code Number: 7205 The first sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange)
Name and Title of Contact Person:
Masashi Ueno, General Manager, Corporate Communications Dept., Corporate Planning Division
Telephone Number: 042-586-5494 (The Parent Company of Hino Motors, Ltd.) Company Name: Toyota Motor Corporation Name and Title of Representative:
Akio Toyoda, President (Code Number: 7203 Securities exchanges throughout Japan)

Notice Concerning Amendments to Forecasts for FY2011,
Recognition of Extraordinary Loss and Derecognition of Deferred Tax Assets

Based on our recent business results, we, Hino Motors, Ltd. (the “Company”), hereby announce (i) amendments to the full-year consolidated financial forecasts for FY2011 (April 1, 2010 through March 31, 2011) announced in January, 2011 and to the unconsolidated forecasts for the same period announced in October, 2010, (ii) recognition of extraordinary loss and (iii) derecognition of deferred tax assets.

1.  Amendments to the full-year consolidated financial forecasts for FY2011
(April 1, 2010 through March 31, 2011)	(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	1,260,000	30,000	25,000	9,000	15.78yen
New forecasts (B)	1,240,000	28,500	25,000	-10,000	-17.53yen
Amount changed (B - A)	-20,000	-1,500	-	-19,000	-
% of change	-1.6	-5.0	-	-	-
(Reference) Actual results for FY2010	1,023,495	1,132	-1,914	-3,011	-5.27yen

2.  Amendments to the full-year unconsolidated financial forecasts for FY2011
(April 1, 2010 through March 31, 2011)	(Amount: million yen)
	Net revenues	Operating income	Ordinary income	Net income	Net income per share
Previous forecasts (A)	900,000	5,000	5,500	4,000	7.01yen
New forecasts (B)	900,000	400	1,000	-21,000	-36.81yen
Amount changed (B - A)	-	-4,600	-4,500	-25,000	-
% of change	-	-92.0	-81.8	-	-
(Reference) Actual results for FY2010	746,876	-13,111	-9,227	-7,816	-13.67yen

3.  Reasons for the Amendments
Due to the decrease in the number of truck and bus sales produced and the decrease in the number of automobiles subcontracted for production by Toyota Motor Corporation to the Company, both caused by the Great East Japan Earthquake occurred on March 11, 2011, and the related recognition of extraordinary loss and derecognition of deferred tax assets (recognition of deferred income taxes (tax expenses)), the Company amended the consolidated and unconsolidated financial forecast for FY2011 as described above.

4. Recognition of extraordinary loss
The Company will recognize the fixed costs of the domestic production facility entities of the Company’s group that arose during the period in which production was suspended and the recovery costs such as repair costs of the fixed properties caused by and suffered from the Earthquake as an extraordinary loss of 6.1 billion yen on a consolidated basis and 5.0 billion yen on an unconsolidated basis, respectively.

5. Derecognition of deferred tax assets
As a result of careful assessment of the likelihood of recognizing deferred tax assets by the Great East Japan Earthquake, the Company decided to apply a more conservative accounting treatment and will recognize deferred income taxes (tax expenses) of 12.6 billion yen on a consolidated basis and 13.4 billion yen on an unconsolidated basis for FY2011, respectively.

(Note)
The prospective figures for the financial results stated above are based upon information that is currently in the Company’s possession and upon certain premises that the Company’ deems reasonable.  The Company’s actual future performance or other similar results could differ materially from those discussed above, due to various factors.